UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

EMPIRE PETROLEUM CORPORATION
(formerly Americomm Resources Corporation)

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

030910 20 2

(CUSIP Number)

Albert E. Whitehead
Empire Petroleum Corporation
4444 E. 66th Street
Lower Annex
Tulsa, OK  74136-4207
(918-488-8068)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communication)

January 14, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ⁯

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 030910 20 2	13D/A	Page 2 of 5 pages

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Albert E. Whitehead
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -16,576,156-
	8	SHARED VOTING POWER -2,815,283-
	9	SOLE DISPOSITIVE POWER -16,576,156-
	10	SHARED DISPOSITIVE POWER -2,815,283-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,391,439
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 030910 20 2	13D/A	Page 3 of 5 pages

This Amendment No. 4 to Schedule 13D relates to the Schedule 13D originally filed on March 18, 1998, as amended by Amendment No. 1 to Schedule 13D filed on May 2, 2003, as further amended by Amendment No. 2 to Schedule 13D filed on April 25, 2007, and as further amended by Amendment No. 3 to Schedule 13D filed on October 14, 2009, on behalf of Albert E. Whitehead, with regard to his beneficial ownership of shares of Common Stock, par value $.001 per share, of Empire Petroleum Corporation (formerly Americomm Resources Corporation), a Delaware corporation (the "Company").  This Amendment No. 4 is being filed pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended.

The information set forth in this Schedule 13D with respect to all items herein is amended and restated to read, in its entirety, as follows:

ITEM 1.  SECURITY AND ISSUER

The securities to which this Schedule 13D relate are shares of common stock, par value $.001 per share ("Common Stock"), of the Company.

The address of the Company's principal executive office is 4444 E. 66th Street, Lower Annex, Tulsa, Oklahoma  74136-4207.  The name and address of the principal executive officer of the Company is Albert E. Whitehead, Chief Executive Officer and President, 4444 E. 66th Street, Lower Annex, Tulsa, Oklahoma  74136-4207.

ITEM 2.  IDENTITY AND BACKGROUND

(a)	Albert E. Whitehead

(b)	The business address of Mr. Whitehead is 4444 E. 66th Street, Lower Annex, Tulsa, Oklahoma 74136-4207.

(c)	Mr. Whitehead's principal occupation is Chairman of the Board, Chief Executive Officer and President of the Company, which is located at 4444 E. 66th Street, Lower Annex, Tulsa, Oklahoma 74136-4207.

(d)	Mr. Whitehead has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
Mr. Whitehead has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Whitehead is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 14, 2010, Mr. Whitehead purchased 428,571 shares of Company common stock at a purchase price of $0.07 per share using his personal funds.

CUSIP NO. 030910 20 2	13D/A	Page 4 of 5 pages

On July 8, 2010, Mr. Whitehead purchased 555,556 shares of Company common stock at a purchase price of $0.09 per share using his personal funds.  In connection with this purchase, Mr. Whitehead also received 277,778 warrants to purchase 277,778 shares of common stock.

ITEM 4.  PURPOSE OF TRANSACTION

Mr. Whitehead received and currently holds the shares of the Company’s common stock, as described herein, for investment purposes.

Mr. Whitehead does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)
Mr. Whitehead is now the beneficial owner of 19,391,439 shares of Common Stock.  As of January 4, 2011, there are 83,069,235 shares of the Company’s common stock outstanding.  Mr. Whitehead is therefore currently the beneficial owner of 23.3% of the total issued and outstanding shares of Common Stock.   The 19,391,439 include: (i) 16,268,378 shares owned by the Albert E. Whitehead Living Trust, of which Mr. Whitehead is the trustee, (ii) 2,815,283 shares owned by the Lacy E. Whitehead Living Trust, of which Ms. Whitehead, Mr. Whitehead's wife, is trustee, and in which Mr. Whitehead disclaims beneficial ownership, (iii) 277,778 shares underlying warrants owned by Mr. Whitehead that are exercisable within 60 days and (iv) 30,000 shares owned by Mr. Whitehead's grandchildren in an account for which Mr. Whitehead acts as custodian, and in which Mr. Whitehead disclaims beneficial ownership.

(b)	The responses of Mr. Whitehead to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.

(c)	The responses of Mr. Whitehead to Item 3 of this Schedule 13D are incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP NO. 030910 20 2	13D/A	Page 5 of 5 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 6, 2011
Date

/s/ Albert E. Whitehead
Signature

Albert E. Whitehead, Chairman of the Board, Chief Executive Officer and President
Name / Title